

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Steven Lane
Chief Executive Officer
KeyStar Corp.
9620 Las Vegas Blvd. S STE E4-98
Las Vegas, NV 89123

      Re: KeyStar Corp.
          Registration Statement on Form S-1
          Filed February 11, 2021
          File No. 333-252983

Dear Mr. Lane:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed February 11, 2021

Prospectus Cover, page iii

1. We note that Zixiao Chen, your Chief Financial Officer, Treasurer, and Director, owns 100% of your Series A Preferred Stock and that each share of Series A Preferred Stock is entitled to 100 votes per share. Please disclose on your prospectus cover and in your prospectus summary the percent of the voting power controlled by Ms. Chen. We also note your disclosure on page 9 that your insiders own "a majority" of your outstanding common stock and Series A Preferred Stock and that they are able to "substantially influence" all matters requiring stockholder approval. Please revise this disclosure to more accurately describe Ms. Chen's voting power and the disparate voting rights of your Series A Preferred Stock.

Description of Securities, page 18

2.   Please disclose the provisions in your bylaws requiring advance notice for stockholder proposals to be submitted in connection with your annual meeting. Please also disclose that only your board of directors has the power to amend your bylaws. Discuss the effect these provisions may have on delaying, deferring or preventing a change of control. Refer to Item 202(a)(5) of Regulation S-K.

Description of Business, page 22

3.   Please add disclosure discussing how you plan to generate revenue from your convention services. If you do not yet know, please disclose that is the case.

Certain Relationships and Related Party Transactions, page 27

4.   Please include the names of each of the related parties that you refer to only as "a related party" in this section. For example, you disclose, "On April 16, 2020, the Company issued 26,000,000 common shares to a related party in exchange for cash proceeds of $13,000." Refer to Item 404(a)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 29

5.   Please revise your tabular disclosure to reflect the beneficial ownership of the company before and after the offering. In addition, please specify the number of shares held by Blue Sea Assets, LLC and by Topsight Corporation over which Mr. Lane and Ms. Chen exercise voting and/or investment power, respectively. Refer to Item 403 of Regulation S-K.

6.   We note footnote (2) and your acknowledgement that the table reflects shares which the shareholder has the right to acquire, yet the table does not appear to reflect the number of shares Ms. Chen could acquire upon conversion of the Series A Preferred Stock or the Demand Convertible Promissory Note. Please revise or tell us why this disclosure is not necessary.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott Doney, Esq.